                                                 July 10, 2019

VIA EDGAR

Mr. Ronald Alper

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pivotal Investment Corporation II

Registration Statement on Form S-1

Filed June 7, 2019, as amended

File No. 333-232019

Dear Mr. Alper:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representatives of the several underwriters, hereby join in the request of Pivotal Investment Corporation II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Thursday, July 11, 2019, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, 500 copies of the Preliminary Prospectus dated July 8, 2019 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As representatives of the several underwriters,

CANTOR FITZGERALD & CO.

By:	/s/ Sage Kelly
Name:	Sage Kelly
Title:	Managing Director

BTIG, LLC

By:	/s/ Gil Ottensoser
Name:	Gil Ottensoser
Title:	Managing Director